FORM 4

           U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

      Filed pursuant to Section 16(a) of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
      Section 30(f) of the Investment Company Act of 1940


____    Check this box if no
        longer subject to
        Section 16.  Form 4
        or Form 5 obligations
        may continue.  See
        Instruction 1(b).

1.  Name and Address of Reporting Person
     Donnelly            Patrick        J.B.
    (Last)               (First)        (Middle)

     Niles Barton & Wilmer, 111 South Calvert St.
    (Street)
     Baltimore           Maryland       21202-6185
    (City)               (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     NS Group, Inc. (NSS)

3.   IRS Number of Reporting Person, if an Entity
     (Voluntary)



4.   Statement for Month/Year

     9/97,10/97

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

          X    Director
               Officer (give title)
               10% Owner
               Other (specify)

7. Individual or Joint/Group Filing (Check applicable line)

     X    Form filed by one Reporting Person
          Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)
     Common Stock
     Common Stock
     Common Stock
     Common Stock
     Common Stock
     Common Stock
     Common Stock
2.   Transaction Date (Month/Day/Year)
     9/19/97
     9/23/97
     9/26/97
     9/30/97
     9/30/97
     9/30/97
     10/6/97
3.   Transaction Code (Instr. 8)

     Code            V
     S
     S
     S
     S
     S
     S
     S              V
4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)

     Amount           (A) or (D)      Price
       18,000 Shares          D      $30.4375/share
       15,000 Shares          D      $32.375/share
        4,200 Shares          D     $31.25/share
        5,000 Shares          D      $31.5625/share
        5,000 Shares          D     $32.25/share
        5,800 Shares          D     $32.50/share
       20,000 Shares          D     $30.00/share
5.   Amount of Securities Beneficially Owned at End of
     Month (Instr. 3 and 4)

     0 Shares
     12,850 Shares
     13,525 Shares

6.   Ownership Form: Direct (D) or Indirect (I)
     (Inst.4)

     I
     I
     D
7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     (1)(3)
     (2)(3)

(1) By spouse as custodian for their children
(2) By spouse
(3) Mr. Donnelly disclaims any beneficial interest in these shares.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security ( Instr.3)

2.   Conversion or Exercise of Price of Derivative Security


3.   Transaction Date (Month/Date/Year)


4.   Transaction Code (Instr. 8)


5.   Number of Derivative Securities Acquired (A) or
     Disposed (D) (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date
     (Month/Date/Year)


     Date Exercisable        Expiration Date


7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)


     Title          Amount or Number of Shares


8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially
     Owned at End of Month (Instr. 4)


10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)


11.  Nature of Indirect Beneficial Ownership (Instr. 4)


/s/Patrick J.B. Donnelly                10/7/97
Signature of Reporting Person            Date

Explanation of Responses: